Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	For the Year Ended December 31,
	2003	2004	2005	2006	2007
Earnings (loss)-
Loss before income taxes	$(29,789)	$(93,271)	$(88,593)	$(78,298)	$(29,469)
Add fixed Charges:
Interest expense on indebtedness	$990	$4,480	$6,556	$8,676	$10,562
Estimated interest on rental expense	300	1,611	1,948	1,959	1,733
Amortization of deferred closing costs related to convertible notes	156	521	816	827	1,324
Amortization of discount on convertible notes	271	—	—	—	7,649

Total Adjusted Loss	$(28,072)	$(86,659)	$(79,273)	$(66,836)	$(8,201)

Fixed Charges-
Interest expense on indebtedness	$990	$4,480	$6,556	$8,676	$10,562
Estimated interest on rental expense	300	1,611	1,948	1,959	1,733
Amortization of deferred closing costs related to convertible notes	156	521	816	827	1,324
Amortization of discount on convertible notes	271	—	—	—	7,649

Total Fixed Charges	$1,717	$6,612	$9,320	$11,462	$21,268

Coverage deficiency	$(29,789)	$(93,271)	$(88,593)	$(78,298)	$(29,469)